

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

December 28, 2016

<u>Via E-mail</u>
John J. D'Angelo
President and Chief Executive Officer
Investar Holding Corporation
7244 Perkins Road
Baton Rouge, LA 70808

  Re: Investar Holding Corporation
     Registration Statement on Form S-3
     Filed December 22, 2016
     File No. 333-215238

Dear Mr. D'Angelo:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

        Sincerely,

        /s/ Era Anagnosti

        Era Anagnosti
        Legal Branch Chief
        Office of Financial Services

cc: Christina M. Gattuso, Esq.